

Mail Stop 3561

July 20, 2018

Robert A. Lloyd
Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re:** **GameStop Corp.**
> **Form 10-K for Fiscal Year Ended February 3, 2018**
> **Response dated June 25, 2018**
> **File No. 001-32637**

Dear Mr. Lloyd:

We have reviewed your June 25, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2018 letter.

Form 8-K filed March 28, 2018

Exhibit 99.1

Non-GAAP Measures

1. We note your response to comment 1 and the revisions you have proposed to make in future filings if you present the measure you call non-GAAP digital receipts. We have the following comments:

    • Please revise future filings to comply with the requirement in Item 10(e) of Regulation S-K to provide a reconciliation to the most comparable GAAP measure, or tell us why such disclosure is not required. If you intend to label this measure as an operating metric in future filings, please revise your disclosure to more clearly disclose what this metric represents and how it relates to your GAAP results, including clarifying that the vast majority of digital receipts relates to the sale of unbundled digital content for which you recognize revenue on a net basis.

- Please also revise your description of GAAP Digital Revenue, such as that seen in the revenue recognition accounting policy in your Form 10-K, to disclose to your investors that you recognize revenue from the sale of unbundled digital content on a net basis. Your current disclosure that you earn a commission on the sale of certain digital products does not clarify which digital product sales are recognized on a net basis.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products